EXHIBIT A TO

STRATEGY SHARES DISTRIBUTION PLAN September 6, 2018

The following series of shares ("Funds") of Strategy Shares (as defined under the Plan) shall participate in the Plan effective as of the dates set forth below:

NAME	DATE	FEES (as a percentage of average daily net asset value of shares of the applicable Class)
Strategy Shares US Market Rotation Strategy ETF	May 10, 2011	0.25
Strategy Shares EcoLogical Strategy ETF	May 10, 2011	0.25
BioShares ETF	June 23, 2016	0.25
Strategy Shares Nasdaq 7 HANDL™ Index ETF	August 25, 2017	0.25
Strategy Shares Nasdaq 5 HANDL™ Index ETF	June 22, 2018	0.25
Strategy Shares Drawbridge Dynamic Allocation ETF	August 24, 2018	0.25